SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general that the Board of Directors of Eletrobras, at the meeting held on March 27, 2020, approved the new Business and Management Master Plan for the period from 2020 to 2024 (“PDNG 2020-2024), as will be reported ahead.

The Company clarifies that the PDNG 2020-2024 was prepared before the outbreak of COVID-19 in Brazil and, therefore, does not contemplate its possible impacts on the Company’s business, which were the subject of clarification of another Relevant Fact also disclosed to the market, on this date, specifically on this topic.

PDNG 2020-2024

Corporate Identity

Purpose: We put all our energy into the sutainable development of society;

Future Vision: To be an innovative, clean energy company, recognized for excellence and sustainability;

Values: Respect for people and life; Ethics and transparency; Excellence; Innovation; Collaboration and recognition.

The Eletrobras Business and Management Plan for the five-year period 2020-2024 (“PDNG 2020-2024”) is the result of an ongoing process of updating based on the PDNG 2019-2023.

The entire business strategy of the Company was developed based on Sustainability, premise that determines the guidelines of the Company, transversal to its entire strategy and to the other processes of the Company and our way of doing business.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In order to face the challenges that sill persit for the next five year, the process for the preparation of the PDNG 2020-2024 promoted adjustments in the Strategic Guidelines in a manner aligned with Eletrobras’ Corporate Identity – Purpose, Future Vision and Values.

The Strategic Guidelines (D.E.) are deployed in the following Strategic Goals (O.E.):

•        Business Performance Dimension

D.E.1: Value and Investment – Multiply the generation of value and expand the company’s investment capacity

O.E.1: Optimize the capital structure of the Eletrobras System; and

O.E.2: Expand the company’s investment capacity

•        Governance, Management and Critical Capabilities Dimension

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

D.E.2: Culture and People – Develop a high performance culture and excellence in people management, whit meritocracy

O.E.1: Valuing meritocracy with a system of incentives and consequences;

O.E.2: Develop leadership, teamwork and knowledge management to sustain the company’s critical competences; and

O.E.3: Ensuring employee safety and satisfaction

D.E.3: Achieve excellence in Governance, Risk Management and Internal Controls (GRC)

O.E.1: Achieve and maintain standard of corporate governance and business integrity in accordance with international benchmarks;

O.E.2: Acquire and develop robust risk management competence; and

O.E.3: Promove active institutional articulation and transparency in the relationship with stakeholders.

D.E.4: Management – Focus the company’s management on generating value and increasing competitiveness

O.E.1: Strengthen execution discipline, with agility and optimization of resources.

D.E.5: Innovation and Digital Transformation – Have a leading role in innovation and promote the digital transformation of business and management process

O.E.1: Acelerate the digitization and automation of business and management process; and

O.E.2: Invest in research and innovation, creating and innovative ecosystem based on internal capabilities and partnership with startups.

•        Business Dimension

D.E.6: Generation and Transmission Efficiency – Create value by increasing the efficiency of G&T assets

O.E.1: Achieve high levels of reliability of G&T assets;

O.E.2: Optimize the economic and financial performance of G&T assets; and

O.E.3: Increase regulatory effectiveness with active action with the regulator.

D.E.7: Generation and Transmission Expansion – Consolidate the leadership in G&T, focusing on clean energy

O.E.1: Expand generation, prioritizing clean energy and gas termal opportunities; and

O.E.2: Expand transmission, with a focus on generating value.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

D.E.8: Commercialization – Achieve leadership in commercialization, with attractive margins and efficient risk management

O.E.1: Diversify the customer portfolio, expanding operations in energy retail; and

O.E.2: Develop the energy trading segment.

D.E.9: New Business – Investing in new business, focusing on energy, participating in the consolidation of the sector (M&A)

O.E.1: Increase revenue from services sales, data transmission and other synergistic opportunities

The following figure show the main goals to be ovecome through projects developed in “Challenge 24: Sustainable Excellence:

The Business and Management Master Plan (PDNG) 2020-2024 has a set of Initiatives that will allow the achievement of these goals, and we highlight the following goals:

1st Strategic Guideline: Value Creation and Investment

1st Initiative: Capitalization of the Company

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Evaluate and implemente alternatives for capitalization of Eletrobras, primarily, through ghe feasibility of th Eletrobras Privatization Bill number 5.877/2019, sent to the National Congress.

2nd Initiative: Debt Structure Optimization

Recover the financial capacity to pay dividends retained in a special reserve by the Eletrobras System companies.

2nd Strategic Guideline: Culture and People

1st Initiative: Implementation of the High Performance Culture

Perform Diagnosis, Modeling a transformation plan for the construction of a high performance and meritocratic culture, médium and long term strategic drivers; and Sensitization and unfolding of the transformation plan in all Eletrobras Companies.

2nd Initiative: Occupational Health and Safety Program

Implement of a Occupational Safety and Health system in all Eletrobras Companies in a integrated manner; the Strengthening of a safe and healthy environment in the company; the creation of the culture of Security as a value; and the Management of Health, Safety and Well-Being at Work indicators of Eletrobras Companies.

3th Strategic Guideline: Governance

1st Initiative: Improvement of the Internal Control Environment

Parameterize and configure of the Process Control system, seeking more efficiency in the internal control system, as well as monitoring the evidence for future tests (management and external auditor).

4th Strategic Guideline: Management

1st Initiative: Implementation of the Zero Base Budget (OBZ)

Reduced operating expenses and improve budget preparation, management and control.

Estimated Savings: BRL 282 million in 2020, BRL 181 million in 2021 and BRL 31 million in 2002, totaling BRL 494 million.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

5th Strategic Guideline: Innovation and Digital Transformation

1st Initiative: Eletrobras Digital Program

Maximize the transformation of Eletrobras’ business through the use of innovative technologies and practices, such as process robotization, predictive analysis of G&T operation and maintenance, use of mobile Technologies and artificial intelligence (eg energy trading).

2nd Initiative: Inova Eletrobras Program

Management of projects and investments in P&D + I of Eletrobras and Cepel, to support general guidelines in research and development actions related to science or technology, aligned with the Strategic Plan.

6th Strategic Guideline: Generation and Transmission Efficiency

1st Initiative: Regulatory Strategy

Consolidate legal and regulatory activities with stakeholders aiming at increasing revenue through projects such as:

✓  Increase in renevue from ancilary service;

✓  Reimbursement of amounts not yet recognized for economic and financial neutrality, by the management of the Distributors, during the designation period, pursuant lo Law 12.783/2012. Estimated value of the claim: BRL 3.7 billion at values from September, 2019;

✓  Receipt of amounts equivalente to the financial portion of remuneration (Ke) and unpaid depreciation, since the extension of transmission concessions by Law 12,783/13, on January 1, 2013, until June 30, 2017, in the estimated amount of approximately of BRL 10 billion, according to the Financial Statements of December 31, 2019;

✓  Receipt of amounts equivalente to investments not amortized in the first period of generation concessions extended under the terms of Law 12,783/2013;

✓  Receipt of amounts related to the right to receive credits from the Fuel Consumption Account – CCC, ceded by the privatized distriburtors to Eletrobras, in the amount of BRL 5.4 billion, from the period of 2013 to June 30, 2017, according to Statements of December 31, 2019.

2nd Initiative: Racionalization of Equity Holdings

Assess the feasibility of incorporating Special Purpose Entities in which Eletrobras Companies hold majority stakes and the closure of those that do not have economic-financial viability, as well as seek operational, economic-financial and corporate synergy between Eletrobras Companies, through the incorporation by Eletronorte of Amazonas Geração e Transmissão. The transfer of the shares of Amazonas GT to Eletronorte took place in the 1st quarter of 2020 and the merger should occur at the end of 2022.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

3th Initiative: Asset Modernization – Transmission and Generation

Implement the tele-assistance resources at the Eletrobras Companies facilities in order to increase operational efficiency and reliability, through the remote operation of the 14 substations in 2020, generating savings of BRL 22.5 million/year. Prepare Equipment Replacement Plana t End of Life – Transformers; and diagnosis of the performance of Eletrobras’ corporate plants and proposing actions aimed at increasing operational and financial efficiency.

7th Strategic Guideline: Generation and Transmission Expansion

1st Initiative: Project Angra 3

Enable the conclusion of the Project through na international public call, aiming to select a global investor with technical, financial and management capacity. The Angra 3 business model is expected to be approved by the first half of 2020.

There are other guidelines and initiatives that ares not being disclose, in this Relevant Fact, due to the Company’s strategic issues.

Investments

The PDNG 2020-2024 foresees investments in the five-year period, totaling BRL 32.4 billion, of which BRL 13.9 billion related to the investments of the Angra 3 Nuclear Plant project in said five-year period, to be carried out by the subsidiary Eletronuclear, according to the business plan to be approved.

Disclaimer

In view of the foregoing, this Relevant Fact is targeted at showing the strategies and efforts to be accomplished by Eletrobras to shareholders and general market, aiming to achieve the goals of its PDNG 2018-2022. However, it should be noted that the Relevant Fact has certain estimates. Such estimates do not stand as statements of facts happening in the past or to be performed in the future, but they do reflect beliefs and expectations of our management and may stand as uncertain estimates and forecasts on future events according to the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Words “believes”, “might”, “may”, “estimates”, “continues”, “foresees”, “intends”, “hopes,” “potential” and similar words are targeted at spotting estimates that necessarily imply risks and uncertainties, regardless of current awareness on them. Known risks and uncertainties include, without limitation: economic, regulatory, political, and commercial conditions at large, in Brazil or abroad, changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy by consumers, competitive conditions, our level of indebtedness, the possibility of receiving payments connected to our receivables, changes in our rainfall and water levels in the reservoirs used to operate our hydro power plants, our plans concerning financing and capital investment, governmental regulations existing in Brazil and abroad, as well as other risks described in the Reference Form, Forms 20-F’s and other documents registered before the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission of the United States.

Thus, the estimates and forecasts which may be stated in this document solely refer to the date on which they were stated, and thus we do not undertake any obligation accomplishing or updating such estimates, financial metrics or forecasts as a result of new information or future events, and, to that regard, it should be noted that Eletrobras has not changed its policy of disclosure, and continues not disclosing forecasts for the purpose of CVM Normative Instructions No. 480 and 358. The future results of operations and efforts of Companies may be different from the current forecasts, and investor should not rely solely in the information hereunder.

Rio de Janeiro, March 27, 2020.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.